

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2009

VIA U.S. MAIL and FACSIMILE: (972) (4) 604-8300

Ms. Mira Rosenzweig
Chief Financial Officer
Camtek, Ltd.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha'Emek, Israel

>   **Re: Camtek, Ltd.**
>   **Forms 20-F for Fiscal Years Ended December 31, 2006, and 2008**
>   **Filed on June 29, 2007 and April 8, 2009**
>   **File No. 000-30664**

Dear Ms. Rosenzweig:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Item 18. Consolidated Financial Statements

1. We refer to your response to prior comment 1. Please also respond with respect to the Form 20-F for the year ended December 31, 2006. That filing also does not appear to include audit reports covering each annual period presented. Also, note that under Exchange Act Rule 12b-15 when you amend a filing the amendment must include the entire text of the amended item(s) and currently dated certifications.

Form 20-F for the Year Ended December 31, 2008

Note 5 - Inventories, page F-16

2. We note your response to our prior comment 6. In future filings please expand your disclosures relating to short-term and long-term inventory to address the substance of your response to our comment.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant